OrthoPediatrics Corp. 2850 Frontier Drive Warsaw, Indiana 46582

March 25, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:        OrthoPediatrics Corp.

Registration Statement on Form S-3

File No. 333-237177

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OrthoPediatrics Corp., a Delaware corporation (the “Company”), hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. (Eastern Time) on March 27, 2020, or as soon as practicable thereafter.

Please contact Bradley C. Arnett of Dentons Bingham Greenebaum LLP, counsel to the Company, at (513) 455-7611 with any questions you may have regarding this request.

Sincerely,

OrthoPediatrics Corp.

By:	/s/ Daniel J. Gerritzen
Daniel J. Gerritzen, Vice President, General Counsel and Secretary

cc:	Bradley C. Arnett, Dentons Bingham Greenebaum LLP

Jeremy E. Hill, Dentons Bingham Greenebaum LLP